October 13, 2006
Ms. Cecilia D. Blye, Chief
Office of Global Security Risk
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Cingular Wireless LLC (the “Company”) Form 10-K for the Fiscal Year Ended December 31, 2005
Dear Ms. Blye:
     We hereby submit the following responses to the comment letter dated September 29, 2006 from the Staff of the United States Securities and Exchange Commission (the “Staff”) relating to Cingular Wireless LLC’s Form 10-K for the year ended December 31, 2005 filed on February 24, 2006. To assist in your review, we have retyped the text of those comments below.
Form 10-K
General
1.	We note from your company website and public sources that you may have operations associated Cuba, Iran, Sudan and Syria, countries identified as state sponsors of terrorism by the U.S. State Department and subject to U.S. economic sanctions and export controls. For example, we note that your website identifies roaming partners and long-distance codes for these countries. The Form 10-K does not contain any information relating to operations in or contacts with Cuba, Iran, Sudan or Syria. Please describe your operations in and contacts with these countries, if any, and discuss their materiality to you in light of the countries’ status as state sponsors of terrorism. Please also discuss whether the operations, either individually or in the aggregate, constitute a material investment risk to your security holders. Your response should describe your current, historical and anticipated operations in and contacts with Cuba, Iran, Sudan and Syria, including through subsidiaries, affiliates, joint ventures and other direct and indirect arrangements.

Response:

The Company and its controlled affiliates (we do not address the business operations of our owners, AT&T Inc. and BellSouth Corporation) do not have customers, operations, employees, equipment or offices in Cuba, Iran, Sudan or Syria. The Company does have business relationships with companies in Sudan and Syria in the form of roaming agreements, which allow U.S. wireless customers of Cingular to communicate from their wireless handsets when traveling within Sudan or Syria. (Roaming agreements are standard agreements in the wireless industry that allow two carriers to charge each other fees when their customers use the other carrier’s network.) Settlement of roaming activity occurs each month through an international clearinghouse mechanism wherein amounts due or owed to the respective companies are determined based upon the balance of incollect (Cingular customers roaming on non-Cingular networks) and outcollect (non-Cingular customers roaming on Cingular networks) call volumes and the associated rates that apply. No roaming arrangements exist with companies located in Cuba or Iran.

We believe that the financial impact from these activities is de minimus. For the eight months ended August 31, 2006, the amount (net of incollect and outcollect activity) owed by the Company to roaming partners in Sudan and Syria was less than $25,000. As of August 31, 2006, the Company has recorded a net receivable of less than $15,000 from these roaming partners.

For the year ended December 31, 2005, the net amount owed to roaming partners in Sudan and Syria was less than $40,000. Revenues and expenses recorded in connection with settlements with our roaming partners in Sudan and Syria represent ..00015 percent of total revenues and .00028 percent of total operating expenses.

Communications by our U.S. wireless customers with persons located in Cuba, Iran, Sudan or Syria, and communications by our U.S. customers when traveling to those countries, also cause us to incur long distance charges. The long distance component of those communications is carried by interexchange carriers and/or third-party providers who have facilities in those countries, and we incur a portion of the expense associated with the handoff or termination of that call.

For the year ended December 31, 2005, the Company recorded expenses of less than $10 million for calls terminating in Cuba, Iran, Syria and Sudan, respectively, aggregating approximately .028 percent of our total operating expenses. For the eight months ended August 31, 2006, the comparable amount was also less than $10 million.

We do not anticipate any change in the scope or nature of our involvement with persons or entities located in these countries, nor do we consider those business relationships to constitute a material investment risk to our shareholders currently or in the near future.

2.	Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Cuba, Iran, Sudan and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. California, Illinois, Maine, Oregon and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, Yale University, Dartmouth College and the University of California Board of Regents have all adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies operating in Cuba, Iran, Sudan and Syria.

Your qualitative materiality analysis also should address whether the governments of Cuba, Iran, Sudan or Syria, or entities controlled them, receive cash or act as intermediaries in connection with your operations or, to the best of your knowledge, those of your affiliates, long-distance roaming partners and resellers.

Response:

As described above, we believe that the amount of business we transact with entities located in Cuba, Iran, Sudan and Syria is clearly immaterial. We do not believe that our activities have a negative impact on our reputation and/or the share value of our owners by a reasonable investor. We do not believe that the judgment of a reasonable person relying on our Annual Report would have been changed or influenced by the omission of disclosing this activity.

We do not pay any monies to the governments of Cuba, Iran, Sudan or Syria, nor are we aware that the governments of Cuba, Iran, Sudan and Syria, or entities controlled by them, receive cash or act as intermediaries on behalf of international long distance service providers or roaming partners that originate or terminate communications in those countries for our customers.

3.	Please also address the impact of any regulatory compliance programs you have implemented in connection with business in these countries, and any internal risk assessment undertaken in connection with business in those countries.

Response:

Due to the fact that the Company’s scope of business activity is limited to international roaming settlements in Sudan and Syria and indirectly through the provision to our U.S. customers of international long distances services to persons in Cuba, Iran, Sudan and Syria, and the associated revenues and expenses are de minimus, the Company does not have any regulatory compliance programs that have been implemented in connection with such activities.
     In responding to the Staff’s comments, we acknowledge that we are responsible for the adequacy and accuracy of the disclosures in our filings; we acknowledge that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and we acknowledge that we may not assert Staff comment as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
     Further to correspondence between the Staff and representatives of the Company, we believe the above responses resolve the Staff’s comments. Any questions or comments may be communicated to the undersigned (404-236-6539) or to Philip Teske (404-236-6538).
     Please send any copies of any correspondence relating to these filings to me by facsimile at 404-236-6585 with the original by mail to 5565 Glenridge Connector, Room 1891, Atlanta, Georgia 30342.
Very truly yours,

/s/ Gregory T. Hall
Gregory T. Hall
Controller

cc:	Carol L. Tacker Clarence Manning Philip Teske (Cingular Wireless LLC)

Chris Hamilton (Ernst & Young LLP)

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